[TOUCHTUNES LETTERHEAD]

June 21, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0407
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

Re:	TouchTunes Music Corporation annual report on Form 10-K for the fiscal year ended December 31, 2004, filed March 31, 2005; SEC File No. 33-55254-447

Ladies and Gentlemen:

This letter is in response to the comments concerning the above-captioned annual report (the "Form 10-K") contained in the letter from the staff (the "Staff") of the United States Securities and Exchange Commission (the "SEC") to TouchTunes Music Corporation (the "Company") dated May 16, 2005 (the "Comment Letter"). Simultaneously herewith, the Company is filing amendment no. 1 to the Form 10-K (the "Amended Form 10-K") incorporating certain changes made to comply with the Staff's comments contained in the Comment Letter. Capitalized terms used and not otherwise defined herein are used herein as defined in the Amended Form 10-K.

Item 7.    Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Comment 1

The Company has addressed the Staff's comments by revising the discussion on liquidity and capital resources to provide a clearer picture of the Company's ability to meet existing and known or reasonably likely short- and long-term cash requirements. See under "Liquidity and Capital Resources" on pages 16, 18 and 19 of the Amended Form 10-K.

Item 8.    Financial Statements, F-1

Comment 2

The Company currently has no plans to employ an audit firm located in the United States to render an opinion for the fiscal year 2005. The Company's management offices are located in Montreal, Canada as are all accounting and finance personnel and the majority of its accounting records. The Company's "mind and management" is in Montreal as the majority of the Company's officers and senior management, including the Vice President Finance and Chief Financial Officer, are located in Montreal.

Though the majority of the Company's assets are located within the United States and all of its revenue is derived from the United States, the audit is conducted in Canada. The Company's personnel located in the United States are dedicated to sales, customer sales support and technical support and have no direct involvement in finance and accounting processes. All accounting records are kept in Montreal where all finance, information technology and administrative functions are located. The Company believes that due to these factors, it is appropriate that the audit be conducted in Canada.

The Company's audit is conducted by Ernst & Young LLP ("Ernst & Young") with the principal engagement partner located in the firm's Montreal, Canada office. The audit is subject to a review by a partner in the firm's professional practice group who is knowledgeable with respect to SEC filing requirements and rules and regulations, United States generally accepted accounting principles and Public Company Accounting Oversight Board standards. The Company's audit committee met in Montreal four times in 2004 and Ernst & Young attended each of these meetings and provided management and the audit committee with guidance and advice in respect of any specific United States and SEC requirements.

Comment 3

The Company has addressed the Staff's comments by revising its presentation to comply with SAB 11:B by separately identifying the amount of applicable depreciation and amortization that is excluded from cost of revenue. The new presentation of cost of revenue will be as follows: cost of music service revenues and direct operating costs (exclusive of amortization of $242,297 (2003 — $221,395; 2002 — $195,531)). This new presentation is adopted under "Consolidated Statements of Operations and Comprehensive Income (Loss)" on page F-5 of the Amended Form 10-K.

United States Securities and Exchange Commission
Division of Corporation Finance

Note 1. Summary of Significant Accounting Policies, F-8

Comment 4

The Company's basis for recognizing revenue from the sale of jukeboxes upon shipment to customers are as follows:

  1.
  Persuasive evidence of an arrangement exist

    All jukeboxes shipped by the Company are evidenced by a sales order which has been agreed to by the customer and specifies the price of the product and the terms of payment.

  2.
  Delivery has occurred or services have been rendered

    The Company records revenue when the risks of ownership have been passed to the buyer and the Company retains no specific performance obligations such that the earnings process is not complete. After delivery of the jukebox, the customer is responsible for the installation of the jukebox in a location of its choice.

  3.
  The seller's price to the buyer is fixed or determinable

    As noted above, the sales price of the Company's jukeboxes are specified in the initial sales order and the customer does not retain any rights to return the product.

  4.
  Collectibility is reasonably assured

    The Company performs independent credit checks on all new customers and all existing customers are provided with credit limits. Accordingly the Company has reasonable assurance of collection once the product has been shipped to the customer.

The Company's jukeboxes are standard and do require installation at a customer location. The installation of the jukebox at a customer location is the responsibility of the customer. However, although the Company may provide a service to its customers for jukebox installation, most of them do install the jukeboxes without any intervention from the Company as the installation does not require a special or sophisticated expertise. With this experience, the Company can state that its jukeboxes are operational immediately upon installation as they do not require specialized installation or delivery.

Note 14. Capital Restructuring, page F-18

Comment 5

Further to the Staff's request, the Company provides the following details on the facts and circumstances i) supporting management's decision to effect a quasi-reorganization at June 30, 2003 and ii) demonstrating why management believed there was a high probability that operations would be profitable thereafter:

The Company had incurred significant recurring losses in every year of operation through 2002 and had undertaken a complete restructuring of its operations which was begun in the last quarter of 2001 and was completed in the first quarter of the year ended December 31, 2002. For the six month period ended June 30, 2003 the Company incurred a net loss of $1,177,819. In addition, the Company was consistently generating negative cash flows from operations and was breaching certain debt covenants with its principal bankers, for which it was able to obtain amendments. As at June 30, 2003 the Company complied with its minimum equity requirement as defined under its banking agreement by less than $20,000.

In order to ensure its ongoing financial viability the Company was required to obtain funding from two of its principal shareholders as follows: i) the Company obtained in July 2001 an unsecured loan facility (the "Unsecured Loan Facility") from these two principal shareholders upon which the Company had borrowed $3.5 million (excluding accrued interest of approximately $1 million as at March 31, 2003); ii) in December 2002 the Company issued convertible debentures (the "Convertible Debentures") to the same two shareholders in the amount of $800,000. The Company did not have the financial resources to repay either of these facilities nor were any efforts undertaken on its part to raise additional financing from third parties successful. Accordingly, the Company entered into negotiations with these two principal shareholders in an effort to restructure its debt in order to provide it with the ability to grow its business in accordance with its business plan.

United States Securities and Exchange Commission
Division of Corporation Finance

On June 10, 2003, the Company completed a capital restructuring providing for the conversion of the Unsecured Loan Facility and the Convertible Debentures as well as accretion on the Company's Series B preferred stock into a new Series C preferred stock. In addition, the Company's Board of Directors and the requisite number of stockholders of the Company approved amendments to the Company's Second Amended and Restated Articles of Incorporation necessary to affect other aspects of this capital restructuring. These additional aspects are described in note 12 to the Company's financial statements for the year ended December 31, 2003 on page 15 of the Form 10-KSB.

Although the Company did not create a new corporate entity to effect this restructuring, nor was there any intervention of formal court proceedings, the Company believes that this capital restructuring accomplished what may have been achieved in a reorganization by legal proceedings, namely the restatement of assets in terms of conditions existing as at June 10, 2003 as well as appropriate modifications of capital and capital surplus. With this capital restructuring in place, the Company was confident that it would be able to execute its business plan and avoid the need for any further reorganizations of this nature.

The Company was of the belief at the time of the quasi-reorganization that the conditions that resulted in the Company's accumulated deficit had passed and that a recurrence of a deficit was unlikely. The Company commenced commercial operations in 1997 and its first product was the first digital jukebox for sale in commercial establishments. The Company incurred significant losses in its early years developing its digital jukebox product and building the necessary infrastructure to support its launch in the marketplace. After incurring a loss of $9,103,804 in 2001, the Company forecast that it could break-even in 2002. In 2002, the Company recorded a loss of $1,179,258, of which approximately $450,000 was attributable to legal expenses incurred in patent litigation with two of its competitors, demonstrating that the prospect of profitability was indeed a reasonable possibility. As at June 30, 2003 the Company had delivered 6,700 digital jukeboxes and management was confident that its forecasts of ongoing profitability would be attained.

In response to the Staff's comment in respect of why management felt it appropriate to effect the reorganization as of June 30, 2003, a date prior to the beginning of fiscal 2004 please note that:

  •
  as indicated above, the Company was confident that the operations would be profitable after June 30, 2003 as management believed that i) the conditions that resulted in the Company's historical deficit had passed and ii) the recurrence of further deficits was unlikely;

  •
  the Company restructured its capital on June 10, 2003;

  •
  as a result of the foregoing, the Company's Board of Directors voted to eliminate the accumulated deficit as of June 30, 2003;

  •
  the conditions of Section 210 of the Codification of Financial Reporting Policies for quasi-reorganizations, as further indicated below, were satisfied on June 30, 2003.

  As a result, management felt it appropriate to effect the reorganization as of June 30, 2003.

In response to the Staff's comment in respect of the Company reporting a deficit of $511,910 after the date of the reorganization, the Company responds that a significant component of this subsequent loss was attributable to the legal costs of the Company's patent litigation with two of its competitors. This litigation was settled in 2004 in favor of the Company as disclosed in note 21 to the Company's financial statements for the year ended December 31, 2004 on page F-25 of the Amended Form 10-K. Please note that the Company's net income for the year ended December 31, 2004 amounted to $1,592,896.

The Company believes that it had complied with Section 210 of the Codification of Financial Reporting Policies for quasi-reorganizations as each of the following conditions existed at June 30, 2003:

1.
Earned surplus, as of June 30, 2003 had been exhausted;

2.
Upon consummation of the quasi-reorganization, no deficit existed in any surplus account;

3.
The Company submitted this matter to its Board of Directors and it was unanimously approved. In addition, the Company's three major shareholders (Caisse de Depot et Placement du Quebec, Societe Innovatech du Grand Montreal and Techno Expres) were represented on the Board at the aforementioned meeting. These three shareholders hold collectively 96% of the Company's outstanding voting shares. Accordingly the Company is of the opinion that the entire procedure was made known to all persons entitled to vote on matters of general corporate policy and the appropriate consents to the particular transactions were obtained in advance in accordance with the applicable law and charter provisions;

United States Securities and Exchange Commission
Division of Corporation Finance

4.
Management believed that the procedure accomplished, with respect to the accounts, substantially what might have been accomplished in a reorganization by legal proceedings-namely, the restatement of assets in terms of then-present conditions as well as appropriate modifications of capital and capital surplus, in order to obviate so far as possible the necessity of future reorganizations of like nature.

The conditions enumerated in this Section 210 having been satisfied, the Company reclassified its capital accounts to eliminate the accumulated deficit in compliance with Staff Accounting Bulletin Topic 5S.

The Company undertook a review of all of its assets and liabilities as at June 30, 2003 and determined that no adjustments to the carrying amounts of its assets and liabilities were necessary to reflect fair value. More specifically each of the current assets included in the Company's balance sheet were reviewed in detail and appropriate provisions had already been recorded for uncollectible receivables or investment in capital leases and obsolete inventories or those items that were previously stated at amounts greater than net realizable value. The Company performed a similar exercise for all non-current assets to satisfy itself that the carrying amounts of all long-lived assets on June 30, 2003 were indicative of fair value based on work done to satisfy SFAS 121 requirements on impairment write down.

In respect of liabilities, the Company reviewed each of its outstanding debt instruments    (bank indebtedness, notes payable and long-term debt) and determined that the interest rates and features of these instruments were indeed in line with then-current market conditions and accordingly no adjustments needed to be made to bring these liabilities to fair value. Accounts payable and accrued liabilities required no adjustments to fair value.

In respect of Canadian research and development tax credits, the Company recorded in income a benefit of $362,300 for the refundable portion of such tax credits. This amount was determined based upon information obtained by management as a result of an ongoing, at the time, audit by the Canadian tax authorities for the years 1999 through 2001. The portion of Canadian research and development tax credits which were not refundable were deemed to have a value of nil for purposes of valuation at June 30, 2003. The Company had available approximately $35,000,000 of net operating loss carry-forwards for United States tax purposes at June 30, 2003. These loss carry-forwards were fully offset by a valuation allowance. The Company adopted the position that the tax benefit of operating loss or tax credit carry-forwards that existed at June 30, 2003 that were subsequently recognized in the future would be reported as a direct addition to paid-up capital in accordance with the provisions of Staff Accounting Bulletin Topic 5 S. As indicated in note 12 to the Company's financial statements for the year ended December 31, 2004, the benefit of $62,400 of non-refundable Canadian federal investment tax credits incurred in years before the quasi-reorganization have been recognized in the year and have been credited directly to additional paid in capital. Moreover, note 13 to these same financial statements indicate that:

  i)
  due to the quasi-reorganization on June 30, 2003, certain of future tax benefits resulting from the use of loss carry forwards and investment tax credits will be credited directly to additional paid-in capital in stockholders' equity instead of to the statement of operations upon realization, and

  ii)
  during 2004, the Company recorded income tax expense of $1,086,000. Of this amount, a recovery of income taxes of $823,600 has been credited directly to additional paid-in capital in stockholders' equity as a result of the Company's use of previously unrecorded loss carry forwards.

In response to the Staff's comment as to how the Company determined that $82,667,696 was the appropriate amount of accumulated deficit to eliminate at the date of the reorganization, the Company provides the following continuity schedule:

Deficit as at December 31, 2002	$42,223,937
Loss for the 6 month period to June 30, 2003	1,177,819
Effect of beneficial conversion feature on Series A and Series B preferred stock	39,265,940

$82,667,696

The Company did not seek a legal opinion from its counsel supporting this action.

Comment 6

Further to the Staff's request, the $39,265,940 effect of the beneficial conversion feature of the Series A and Series B preferred stock was calculated as follows:

  1.
  Series A preferred stock

    12,843,960 shares of Series A preferred stock were issued in 1997 to two shareholders, 9,235,774 shares to CDP Sofinov (now Caisse de Depot et Placement du Quebec ("CDPQ")) and 3,608,186 shares to Societe Innovatech du Grand Montreal. These shares were convertible into Class A Common Stock at the option of the holder at a conversion price calculated by dividing the Series A preferred stock issue price by $1.50 per share. The Second Amended and Restated Articles of the Company provided for an "anti-dilution" provision which reduced the conversion price from $1.50 per share to the price at which any new shares of the Company were subsequently issued. As a result of the Company's capital restructuring in 2003, 25,000,000 shares of Series C preferred stock were issued to CDPQ at an issuance price of $0.50 per share. The issuance of the Series C preferred stock triggered the aforementioned "anti-dilution" clause resulting in a reduction of the conversion price of the Series A preferred shares from $1.50 per share to $0.50 per share.

United States Securities and Exchange Commission
Division of Corporation Finance

    Accordingly, the calculation of the beneficial conversion of the Series A preferred shares was determined in relation to the reduction of the Series A conversion price from $1.50 to $0.50 per share or an amount of $19,265,940.

  2.
  Series B preferred stock

    8,888,889 shares of Series B preferred stock were issued in 2000 to CDP Capital Communications (now Caisse de Depot et Placement du Quebec ("CDPQ") for total proceeds to the Company of $20,000,000. These shares were convertible into Class A Common Stock at the option of the holder at a conversion price calculated by dividing the Series B preferred stock issue price by $2.25 per share. The Second Amended and Restated Articles of the Company provided for an "anti-dilution" provision which reduced the conversion price from $2.25 per share to the price at which any new shares of the Company were subsequently issued. As a result of the Company's capital restructuring in 2003, 25,000,000 shares of Series C preferred stock were issued to CDPQ at an issuance price of $0.50 per share. The issuance of the Series C preferred stock triggered the aforementioned "anti-dilution" clause resulting in a reduction of the conversion price of the Series B preferred shares from $2.25 per share to $0.50 per share.

    Accordingly, the calculation of the beneficial conversion of the Series B preferred shares was determined in relation to the reduction of the Series B conversion price from $2.25 to $0.50 per share. This results in a calculated impact of beneficial conversion of the Series B preferred shares of $31,111,111, however the impact was limited to the proceeds of $20,000,000 to the Company from the initial issuance of the Series B preferred shares.

Note 21. Litigation, page F-25

The Company has addressed the Staff's comments by revising its disclosure to clarify the nature of the contingency associated with the Company's dispute with SESAC, Inc. ("SESAC") and stating that the range of possible losses cannot be determined at this time. See under "Note 21-Litigation" on page F-25 of the Amended Form 10-K.

In response to the Staff's comment requesting more detail about the SESAC dispute the Company provides the following background information:

In order to publicly perform or to cause to be publicly performed non-dramatic renditions of musical compositions, the Company may either negotiate licenses and pay performing rights royalties to each of the American Society of Composers, Authors and Publishers ("ASCAP"), Broadcast Music Inc. ("BMI") and SESAC or the Company may opt to license these rights directly from the publishers themselves. In March 2004 the Company entered into license agreements with ASCAP and BMI covering past periods and extending through June 30, 2008. The Company additionally reached license terms with SESAC covering the period through June 30, 2003. Note that SESAC has not asked for specified damages.

The Company is presently in negotiation with SESAC to enter into a license agreement covering past periods from July 1, 2003 through December 31, 2005 for a total consideration of $57,000.

Rule 13a-14(a) Certifications

Comments 7, 8, and 9

The Company has addressed the Staff's comments by revising the certifications of the Company's principal executive and accounting officers so that they conform exactly (except with respect to those portions subject to an extended compliance period, as noted in comment 8 of the Comment Letter) to the form of Rule 13a-14(a) certifications set forth in Item 601(b)(31) of Regulation S-K. See Exhibits 31.1 and 31.2 of the Amended Form 10-K.

United States Securities and Exchange Commission
Division of Corporation Finance

The Company understands and acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in all filings it makes with the SEC; (ii) Staff comments or changes to disclosure in response to such comments do not foreclose the SEC from taking action with respect to filings the Company makes with the SEC; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

Please contact the undersigned at (514) 765-8234 if the Staff has any questions or comments concerning the foregoing or the Amended Form 10-K.

Very truly yours,

Matthew Carson
Vice President, Finance and Chief Financial Officer

cc:	Christine Bashaw
    Staff Accountant
    United States Securities and Exchange Commission
John Perrachon
    President and Chief Executive Officer
    TouchTunes Music Corporation
Daniel Levin
Michael P. Martin
Levin & Srinivasan LLP